Resolved, that Article II, Section 2. of the Fund's By-Laws shall be amended to read as follows:

Section 2.	Annual Meeting.  Commencing with the 2004 annual meeting of
stockholders of the Corporation, an annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors during the 91-day period ending six months after the end of the Corporation's fiscal year.